October 15, 2020
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644
RE:	Post-Effective Amendment pursuant to Rule 485(a) Variable Annuity Account File Numbers: 333-233295 and 811-04294
Dear Ladies and Gentlemen:
The accompanying post-effective amendment to the Registration Statement on Form N-4 for the above-referenced Variable Annuity Account (the “Registrant”) is being filed electronically with the Securities and Exchange Commission via the Commission’s EDGAR system. The amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). In that regard, the Registrant requests that this filing become effective on December 14, 2020.
The Registration Statement is being filed to add a new indexed account option and to make changes to certain fees and expenses.
Any questions or comments regarding this filing may be directed to the undersigned at (651) 665-1590.
Sincerely,
/s/ John P. Hite
John P. Hite
Attorney